Exhibit 4(c)(iii)

5 April 2002

David Illingworth

703 Grove Place,

Orchid,

Florida 32963,

USA

Dear David

I am delighted to confirm Chris O’Donnell’s offer to you to join Smith & Nephew as President of our Orthopaedics Global Business Unit based in Memphis, Tennessee. You will report to Chris O’Donnell, Chief Executive and be a member of the Group Executive Committee. The purpose of this letter is to set out the main terms and conditions of employment to enable you to make your decision as quickly as possible. Until such time would you please continue to regard this matter as totally confidential.

Salary

$375,000 per annum reviewable each April 1st, paid bi-weekly.

Bonus

Eligible for a bonus of 50% for on-target performance with an “outperformance” maximum of 100%. Target bonus to be guaranteed pro-rata for months of employment in 2002.

Pension

Executive pension arrangements based on a normal retirement age of 62. The benefit will be 2% for each year of service of final average salary (to include bonus up to Target). This benefit will include benefits provided from the US Pension Plan, social security (pro-rata) and the employer contribution match to the 401k Plan.

Stock Options

100,000 Smith & Nephew stock options (expressed as 10,000 ADRs) to be granted as soon as possible after start date.

Long Term Incentive Programme (LTIP)

From 2003 you be eligible to participate in the Smith & Nephew LTIP. This programme grants awards of Smith & Nephew stock to the value of up to 75% of base salary for Company achievement of specific performance targets related to total shareholder return and earnings per share. Each year a new three-year performance cycle begins and awards are assessed and determined at the end of the three-year period.

Relocation

Since this offer will require you to move from Florida to the Memphis area, the following expenses will be reimbursed/paid by the Company.

A.	Normal costs for moving your household goods from your current residence to the Memphis area (moving firm to be designated by the Company).

B.	Up to ninety (90) days temporary living expenses while in the Memphis area and not yet situated in your new residence. The Company will, at its option, select the temporary living accommodation.

C.	Reasonable expenses for meals, lodging and transportation incurred by you for one trip of up to seven days or two trips of up to three days duration to the Memphis area to investigate housing.

D.	A relocation payment equal to in principle to the seller’s normal and customary closing costs on your current residence, and (up to a maximum of 6% of the selling price) realtor’s fee. The exact amount to be mutually agreed by you and Smith & Nephew.

E.	The Company agrees to reimburse you for the closing costs connected with the purchase of your new home in the area as follows:

1.	Full reimbursement for such closing costs as title search, mortgage deed recordings, transfer taxes and other normal closing costs incurred by the buyer in purchasing a new home in the Memphis area; and

2.	Reimbursement of a maximum of 2% mortgage loan discount point and 1% loan origination fee.

Other benefits

You will be entitled to an annual car allowance of $12,700 and a club allowance of $6,000 per annum. These are paid monthly and are considered ordinary income for tax purposes. Additionally there is a tax and financial planning allowance of up to $2,500 paid after actual expenses are incurred.

You will be eligible to participate in other company benefits including health and life assurance, long term disability and the Smith & Nephew employee stock purchase plan. Your participation in the above programmes will be in accordance with our plan requirements and consistent with the terms of the various plans. Details will be provided separately.

Vacation

You will be eligible for 15 days vacation in a normal calendar year.

Notice of Termination

Except where dismissal is for serious misconduct, due cause or unacceptable performance, the Company will provide 12 months notice of intention to terminate employment (or, at Company discretion, a compensatory payment equivalent to 12 months base salary in lieu). For the first twelve months of your employment, “unacceptable performance” will not be a reason for not paying the compensatory payment if the Company were to decide to terminate your employment.

You would be required to provide 6 months notice of intention to resign.

Handover

The timing of your start date and the determination of an appropriate “induction” period prior to your formally taking over executive responsibility for the Orthopaedics business unit are subject to discussion and agreement with Chris O’Donnell and Larry Papasan.

I hope this provides you with enough information to enable you to make a positive decision. We are looking forward to welcoming you to Smith & Nephew. We have no doubt that you will enjoy the challenges ahead.

Yours sincerely,

Paul Williams

Group Director of Human Resources

14 February 2006

STRICTLY ADDRESSEE ONLY

Mr David Illingworth,

3725 Classic Drive South,

Memphis, TN 38125

USA

Dear David,

I am delighted to write to you on behalf of the Board of Smith & Nephew plc to invite you to join the Board of Smith & Nephew plc as the Chief Operating Officer with effect from 9 February 2006.

In accordance with the Articles of Association of Smith & Nephew plc a director appointed by the Board shall hold office until the next AGM when he shall retire from office and be eligible for re-appointment. Subsequently, each director is required to retire from office at the third AGM after the meeting at which he was appointed / re-appointed and be eligible for re-appointment. You will therefore be required to seek election by shareholders in May 2006, the first AGM after your appointment and seek re-election every three years thereafter.

Although we are inviting you to become a director of Smith & Nephew plc, your employment will continue to be with Smith & Nephew Inc. You will not become an employee of the plc. All of your terms and conditions of employment are therefore set out in your employment agreement with Smith & Nephew Inc and your Secondment Agreement with Smith & Nephew dated 14 February 2006. These two agreements set out full details of your remuneration package. There are no directors' fees or other payments made to you in your capacity as a director of Smith & Nephew plc.

As a director of Smith & Nephew plc (in addition to the obligations that you owe to the Smith & Nephew group of companies), you also will be required to comply with all Smith & Nephew plc policies and procedures; the Memorandum and Articles of Association; the Code of Dealing in Smith & Nephew plc Securities as well as all of the general obligations set out in the Listing Rules and other regulations and legal obligations to which we are subject as a publicly listed company.

I should in particular stress that you are required to seek my approval, as Chairman of Smith & Nephew plc, to deal in the securities of Smith & Nephew plc and that you and people connected to you, as defined in the Listing Rules, are required to comply with various notification and other obligations which apply to prevent market abuse. These are set out in the Smith & Nephew plc Code of Dealing a copy of which is enclosed. It is very important that you familiarise yourself with these requirements and ensure that you and your connected persons comply.

Please sign and return the enclosed copy of this letter to confirm your agreement to the above terms.

Yours sincerely,

Dudley Eustace

Chairman

14 February 2006

STRICTLY ADDRESSEE ONLY

Mr David Illingworth,

3725 Classic Drive South,

Memphis, TN 38125

USA

Dear David,

Following our recent conversations I am writing to confirm the terms on which we would like you to accept the role of Chief Operating Officer reporting directly to me as Chief Executive Officer. You will also be appointed to the Board of Smith & Nephew plc.

Base salary

Your base salary will be increased to $665,000 with effect from 9 February 2006. Your next review date will be 1 April 2007.

Secondment

For a period of up to 23 months or on your appointment to a subsequent role within Smith & Nephew (whichever is the sooner) you will be seconded to the UK subject to our normal secondment policy rules. This means that you will be retained as an employee of Smith & Nephew Inc with US terms and benefits. In essence your benefits eligibility will be retained as currently (see details below), and your net salary position will be protected against any UK/US cost of living differential. The attached letter from Scott Niven (our International Relocation consultant) sets out the rationale for this salary protection calculation. In the attachment to that letter you will see that your proposed gross US salary of $665,000 converts to a sterling gross of £465,845 (equivalent to approximately $815,230) having taken account of the different tax, social security and cost of living factors. Please regard this as an indicative calculation at this stage which we will need to review with you in detail prior to finalisation.

The Company will fund the cost of appropriate accommodation in the UK during your secondment period and we are advised that this will not constitute a taxable benefit so long as the secondment duration is less than two years.

Place of work

For the duration of this secondment your normal place of work will be 15 Adam Street, London WC2. However, you will be required as now to travel within the Group to fulfil your job responsibilities.

Work Permit

Your ability to operate in the UK in this new role is subject to our obtaining a work permit for you. This can take 4 to 6 weeks, but our recent experience has been that the approval process has been much faster for straightforward cases. During this period of seeking approval, it would be unwise for you to visit the UK in any business capacity. This would not preclude you and your wife visiting the UK for orientation purposes.

Bonus

You will continue as a participant in the Group Executive Bonus Plan with a target of 50% and an outperformance maximum of 100%. The bonus measures for 2006 will be 75% Group EPSA and 25% Group sales.

Executive Stock Option programme

You will continue as a participant in the Group 2004 Stock Option programme but with specific regard to the restricted stock element (component 1) your award eligibility increases from 75% of salary to 100% of salary. This increased eligibility will apply for the year 2006.

Additional Stock Option Award

It is our intention to make a special grant of up to 200,000 Smith & Nephew Ordinary Share Options (40,000 ADRs) awardable in four tranches of 50,000 options each, granted at 6-month intervals. These option tranches will each vest after 6 months based on a performance criterion related to achievement of group trading profit. Vesting eligibility will begin at 95% of group trading profit achievement at which level 50% of the vesting will be achieved. The vesting formula will then be on a straight-line basis from 95% to a maximum of 100%. The vesting formula will also include a 12-month roll up so that in any one fiscal year your award in the two halves of the year will be compared to the achievement for the full year – and you will receive the higher of the two calculations. These options will be exercisable, subject to the normal rules, for up to 10 years from the date of grant. The details of this Plan are subject to final corporate governance clearance and if this cannot be achieved as set out above, we will endeavour to agree with you a suitable alternative arrangement based on a restricted stock award.

Notice period

For the duration of this secondment, you will be granted special notice rights which provide you with 24 months notice of termination (unless such termination is for cause). At the end of the secondment your notice arrangements will revert to the formal 12 month arrangements applicable to executive positions at this level.

Subject to your satisfactory performance, the following payments are payable where payment is to be made in lieu of notice (or pro rata if notice is part worked).

•	Normal annual base salary

•	Executive annual bonus at target level

•	Lump sum in lieu of car benefits and healthcare benefits based on current provision costs

•	Lump sum in lieu of pension contribution

•	Reasonable executive outplacement costs

Change in Control

In a change in control situation the payments set out above would be payable where within 12 months there is a significant diminution of role or status, a reduction in salary or benefits, or a mandatory relocation (the so-called “double trigger” scenario) and where termination by employer or employee is a consequence of such a change in control.

Other key benefits and conditions

The following Smith & Nephew Inc benefits which are currently provided to you are unaffected by the secondment process and will continue.

Vacation entitlement

Health and life insurance plan

Long Term Disability plan

Retirement Benefit plan

Car allowance

Social/Club fees

Annual financial planning reimbursement contribution

During this secondment you will continue to abide by your current obligations in terms of conflicts of interest, intellectual property protection, the Advamed Code of Ethics and confidentiality, non-compete and non-solicitation agreements.

Relocation

This offer will require that you relocate from Memphis. Smith & Nephew will provide professional assistance to you and assist with the expenses associated with your move. Smith & Nephew has engaged the services of Graebel Relocation Services Worldwide, who will assign you a Sr. Relocation Consultant to work with you during the entire relocation process. You will hear from your consultant by telephone shortly after your move is approved by Smith & Nephew.

Please note: In order to manage relocation costs some services and reimbursements are contingent on the use of vendors or brokers specified by Graebel Relocation Service Worldwide. Therefore, you should not contact a real-estate agent or make commitments to any vendor prior to your initial contact by Graebel Relocation Service Worldwide. In addition, you may not utilize or ask to have qualified as a broker any family members.

The relocation benefits provided to you are as follows:

A.	Normal costs for moving your household goods from your current residence to your new permanent home location in the United States (moving firm to be designated by the Company). A similar arrangement will be available for any essential goods that need to be brought to the UK during your secondment.

B.	Reasonable air travel allowance (per Company policy) during your secondment.

C.	Provision of suitable, reasonable accommodation in the London area for the duration of your secondment to the UK.

D.	Home Sale Assistance: In connection with the sale of your current residence, we ask that you agree to home sale assistance offered by Graebel Relocation Service Worldwide. The services provided are as follows:

Mandatory Marketing Assistance – The program is designed to offer you professional advice in marketing your home.

The company will pay for the following costs, which are considered normal and customary in your area, related to the sale of your current home. If the home sale is closed through Graebel Relocation Services Worldwide, these costs will be billed directly to Smith & Nephew.

•	Real estate commission normal and customary for the area up to a maximum of 7%;

•	Prepayment penalties

•	Attorney fees

•	Transfer and recording fees

•	Required inspections

NOTE: If for any reason you voluntarily resign or are terminated for cause from your position as Chief Operating Officer within 12 months of your appointment date, it is understood that you will reimburse the company for all relocation expenses incurred during your placement. For purpose of this provision, “cause” shall include willful misfeasance, bad faith, gross negligence, or acts of dishonesty.

Following your appointment to the Board you will be sent a formal letter from the Chairman. In addition, the Company Secretary will shortly send you a letter informing you of your duties and obligations as a Board member.

In conclusion, this is a very significant appointment, both in terms of your own career development and the future shape and direction of Smith & Nephew. I have every confidence that you will fulfil our expectations in this role and I wish you every success with the challenges and opportunities that lie ahead.

Please sign and return the enclosed copy of this letter to confirm your agreement to the above terms.

Yours sincerely,

Sir Christopher O’Donnell

Chief Executive